Pricing supplement no. 531
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923
Dated July 20, 2012
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$1,015,000
Knock-Out Buffered Equity Notes Linked to an Equally Weighted Basket Consisting of the S&P 500® Index and the Russell 2000® Index due January 23, 2015

General

- The notes are designed for investors who seek unleveraged exposure to the appreciation of an equally weighted basket of two domestic indices. Investors should be willing to forgo interest and dividend payments and, if the Basket Closing Level is less than the Starting Basket Level by more than the Knock-Out Buffer Amount on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing January 23, 2015*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on July 20, 2012 and are expected to settle on or about July 25, 2012.

Key Terms

Basket:	The notes are linked to a weighted basket consisting of the S&P 500® Index ("SPX") and the Russell 2000® Index ("RTY") (each an "Index" and together, the "Indices").
Component Weights:	The SPX Weight is 50.00% and the RTY Weight is 50.00% (each a "Component Weight" and collectively, the "Component Weights").
Knock-Out Buffer Amount:	47.00%
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return. Accordingly, if the Ending Basket Level is greater than the Starting Basket Level, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

If the Ending Basket Level is equal to the Starting Basket Level, or if the Ending Basket Level is less than the Starting Basket Level and *a Knock-Out Event has* not *occurred*, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level and *a Knock-Out Event has occurred*, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Basket Return})$$

If the Basket Closing Level on any day during the Monitoring Period is less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00%, a Knock-Out Event has occurred, the benefit provided by the Knock-Out Buffer Amount will terminate and you may lose some or all of your initial investment at maturity.

Knock-Out Event:	A Knock-Out Event occurs if the Basket Closing Level on any day during the Monitoring Period is less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00%.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Basket Return:	Ending Basket Level – Starting Basket Level
	Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	On any relevant day, the Basket Closing Level will be calculated as follows:

$$100 \times [1 + (\text{SPX Return} \times \text{SPX Weight}) + (\text{RTY Return} \times \text{RTY Weight})]$$

Each of the returns set forth in the formula above refers to the Index Return for the relevant Index, which reflects the performance of the relevant Index, expressed as a percentage, from the Index closing level of that Index on the pricing date to the closing level of that Index on the relevant day.

Observation Date*:	January 20, 2015
Maturity Date*:	January 23, 2015
CUSIP:	48125VR44

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — B. Notes Linked to a Basket" in the accompanying product supplement no. 4-I

Investing in the Knock-Out Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$12.60	$987.40
Total	$1,015,000	$12,789	$1,002,211

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.60 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

July 20, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012. During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office's internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 9, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNLEVERAGED AND UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return equal to any positive Basket Return. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the Index. **Because the notes are our senior unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **LIMITED PROTECTION AGAINST LOSS** — We will pay you your principal back at maturity if the Basket Closing Level is not less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00% on any day during the Monitoring Period (*i.e.,* if a Knock-Out Event has not occurred). If the Basket Closing Level is less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00% on at least one day during the Monitoring Period (*i.e.,* if a Knock-Out Event has occurred), the benefit provided by the Knock-Out Buffer will terminate, and for every 1% that the Basket Closing Level is less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00%, you will lose an amount equal to 1% of the principal amount of your notes.

- **RETURN LINKED TO THE INDICES** — The return on the notes is linked to an equally weighted basket consisting of the S&P 500® Index and the Russell 2000® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about both Indices, see "Equity Index Descriptions — The S&P 500® Index" and "Equity Index Descriptions — The Russell Indices" in the accompanying underlying supplement no. 1-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Indices or any of the equity securities included in the Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and "Risk Factors" in the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012** — On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. *When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.* See "Recent Developments" in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether a Knock-Out Event has occurred, and whether, and the extent to which, the Basket Return is positive or negative. If the Basket Closing Level is less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 47.00% will terminate. Under these circumstances, you will at maturity be fully exposed to any depreciation in the Basket. For every 1% that the Basket Closing Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

  In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

  The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this pricing supplement and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines.

  In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes. Please refer to "Risk Factors— Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Russell 2000® Index, one of the components of the Basket, are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the Basket Closing Level on any day during the Monitoring Period is less than the Starting Basket Level by more than the Knock-Out Buffer Amount, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the Basket. We refer to this feature as a contingent buffer. Under these circumstances, and if the Basket Closing Level is less than the Starting Basket Level, you will lose 1% of the principal amount of your investment for every 1% that the Basket Closing Level is less than the Starting Basket Level. You will be subject to this potential loss of principal even if the Basket Closing Level subsequently recovers such that it is not less than the Starting Basket Level by more than the Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE BASKET IS VOLATILE** — The likelihood that the Basket Closing Level will be less than the Starting Basket Level by more than the Knock-Out Buffer Amount of 47.00% on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Basket — the frequency and magnitude of changes in the level of the Basket.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities included in the Indices would have.

- **CHANGES IN THE LEVELS OF THE BASKET INDICES MAY OFFSET EACH OTHER** — The return on the notes is linked to an equally weighted Basket composed of Indices. Changes in the value of the Indices may not correlate with each other. At a time when the level of one of the Indices increases, the level of the other Index may not increase as much or may even decline. Therefore, in calculating the Ending Basket Level, an increase in the level of one of the Indices may be moderated, or more than offset, by a lesser increase or decline in the level of the other Index.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the levels of the Indices on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
    - the actual and expected volatility of the Indices;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred or is expected to occur;
    - the dividend rates on the equity securities included in the Indices;
    - interest and yield rates in the market generally, as well as in the markets of the equity securities included in the Indices;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return at maturity set forth below reflects the Knock-Out Buffer Amount of 47.00%. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)
180.00	80.00%	80.00%	80.00%
165.00	65.00%	65.00%	65.00%
150.00	50.00%	50.00%	50.00%
140.00	40.00%	40.00%	40.00%
130.00	30.00%	30.00%	30.00%
120.00	20.00%	20.00%	20.00%
115.00	15.00%	15.00%	15.00%
110.00	10.00%	10.00%	10.00%
105.00	5.00%	5.00%	5.00%
102.50	2.50%	2.50%	2.50%
100.00	**0.00%**	**0.00%**	**0.00%**
95.00	-5.00%	0.00%	-5.00%
90.00	-10.00%	0.00%	-10.00%
85.00	-15.00%	0.00%	-15.00%
80.00	-20.00%	0.00%	-20.00%
70.00	-30.00%	0.00%	-30.00%
60.00	-40.00%	0.00%	-40.00%
53.00	-47.00%	0.00%	-47.00%
52.99	-47.01%	N/A	-47.01%
50.00	-50.00%	N/A	-50.00%
40.00	-60.00%	N/A	-60.00%
30.00	-70.00%	N/A	-70.00%
20.00	-80.00%	N/A	-80.00%
10.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The Basket Closing Level is greater than or equal to 53.00 (53% of the hypothetical Initial Index Level) on each day during the Monitoring Period.

(2) The Basket Closing Level is less than 53.00 (53% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return is 5%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 2: A Knock-Out Event has not occurred, and the level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 90. Although the Ending Basket Level of 90 is less than the Starting Basket Level of 100, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: A Knock-Out Event has occurred, and the level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80. Because a Knock-Out Event has occurred, the Ending Basket Level of 80 is less than the Starting Basket Level of 100 and the Basket Return is -20%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 40.

Because Ending Basket Level of 40 is less than the Starting Basket Level of 100 by more than the Knock-Out Buffer Amount of 47.00%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $400 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -60\%) = \$400$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of each Index from, as well as the Basket as a whole, from January 5, 2007 through July 20, 2012. The graph of the historical Basket performance assumes the Basket Closing Level on January 5, 2007 was 100 and the Component Weights were as specified on the cover of this pricing supplement on that date. The Index closing level of the S&P 500® Index on July 20, 2012 was 1,362.66. The Index closing level of the Russell 2000® Index on July 20, 2012 was 791.54.

We obtained the various Index closing levels below from Bloomberg Financial Markets, without independent verification. The historical levels of each Index and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level of either Index on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Indices will result in the return of any of your initial investment.







Historical Performance of the Basket

Source: Bloomberg & JPMorgan

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.